Exhibit 99.1

Ozon Has Entered into a Standstill Agreement in Respect of Its $750

Million Senior Unsecured Convertible Bonds Due 2026

June 1, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), the operator of a leading Russian e-commerce platform, provides further update in respect of its $750 million 1.875 per cent senior unsecured convertible bonds due 2026 (“Bonds”), issued by the group’s Cypriot holding company, Ozon Holdings PLC.

On June 1, 2022 the Company and ad hoc group of Bondholders, representing 21.4 per cent of the outstanding Bonds entered into a standstill agreement to facilitate the restructuring of the Bonds (the “Standstill Agreement”). In addition, on June 1, 2022, the Company and certain Russian bondholders, representing 14.5 per cent of the outstanding Bonds also entered into a separate Russian standstill agreement, which in form and substance is substantially similar to the Standstill Agreement (the “Russian Standstill Agreement” and together with the Standstill Agreement, the “Standstill Agreements”).

The Standstill Agreements according to their terms came into effect on June 1, 2022, with Bondholders becoming a party thereto amounting 35.9 per cent of the outstanding Bonds, exceeding 33.4 per cent threshold.

According to the terms of the Standstill Agreements the Bondholders agreed to forbear from taking any enforcement actions on the basis of certain identified events of default and potential events of default under the Bonds. In addition, under the Russian Standstill Agreement, the Russian bondholders agreed to forbear from taking certain enforcement actions under other indebtedness of the Company and its subsidiaries. The Standstill Agreements will terminate on August 30, 2022, subject to certain early termination events and an extension option.

Bondholders, who are not members of the ad hoc group of Bondholders and who are not Sanctioned Bondholders (as defined in the Standstill Agreement), may accede to the Standstill Agreement by executing the accession deed and delivering it to the Company. Russian bondholders who are not Sanctioned Bondholders (as defined in the Standstill Agreements) are invited to accede to the Russian Standstill Agreement. Russian bondholders include any Bondholder that is (a) formed, organized, or existing under the laws of Russia; (b) an individual ordinarily resident in Russia; or (c) 50% or more owned by, controlled by, acting on behalf of, or at the direction of, in each case, individually or in the aggregate, a person(s) described under clause (a) and/or (b).

The Company strongly encourages Bondholders who are not Sanctioned Bondholders (as defined in the Standstill Agreements) to accede to the Standstill Agreements to facilitate the consensual restructuring of the Bonds, which the Company believes to be the optimal mutually beneficial solution to both Bondholders and the Company.

Bondholders interested in receiving more information regarding the Standstill Agreements or in acceding to the Standstill Agreements are directed to follow the link https://ir.ozon.com/restructuring/, or to contact Houlihan Lokey, the financial advisor of the ad hoc group of Bondholders at projectondohl@hl.com or Alvarez & Marsal, the financial advisor of the Company at ozonbondholders@alvarezandmarsal.com.

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon fintech and other value-added services, such as its online grocery solution Ozon fresh. For more information, please visit https://ir.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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